SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    922485206
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 3, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------                      --------------------------
CUSIP No.   922485206                             Page 2  of 7    Pages
--------------------------                      --------------------------
--------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           Daniel Kesonen
        S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON: n/a
--------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------
4       SOURCE OF FUNDS                     ACCRUED DEBT/INTEREST
--------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [  ]
--------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                 1,842,500 Shares of Common Stock
        NUMBER OF      ---------------------------------------------------
         SHARES           8      SHARED VOTING POWER
       BENEFICIALLY              0
         OWNED BY
           EACH        ---------------------------------------------------
    REPORTING PERSON      9      SOLE DISPOSITIVE POWER
          WITH                   1,842,500 Shares of Common Stock
                       --------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,500 Shares of Common Stock
--------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                       [   ]
--------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.4%
--------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   INDIVIDUAL
--------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Daniel Kesonen, an individual ("Kesonen"), and RLK International Group, Inc. ("RLK") as the reporting persons hereunder, relative to the acquisition by Cox and RLK of certain shares of common stock issued by Nevtah Capital Management Corporation. Neither Cox nor RLK have made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Nevtah Capital Management Corporation ("Nevtah"). Nevtah maintains its principal executive offices at 4400 PGA Boulevard, Suite 716, Palm Beach Gardens, Florida 33410.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Daniel Kesonen, an individual and citizen of the United States, and by RLK International Group, Inc., of which Kesonen is the President/Treasurer and sole Director. The address for Kesonen and RLK is 4400 PGA Boulevard, Suite 716, Palm Beach Gardens, Florida 33410.

     Pursuant to General Instruction C of Schedule 13D, Kesonen and RLK (the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to the Instruction C Persons, are as follows:

--------------------------------------------------------------------------
     Name                               Business Address
--------------------------------------------------------------------------

Daniel Kesonen                          4400 PGA Boulevard, Suite 716
                                        Palm Beach Gardens, Florida 33410

RLK International Group, Inc.           4400 PGA Boulevard, Suite 716
                                        Palm Beach Gardens, Florida 33410
 --------------------------------------------------------------------------

     Kesonen has the sole right to control the disposition of and vote the Nevtah securities acquired. Kesonen, as the sole shareholder and the President/Secretary and sole Director of RLK has the sole right to control the disposition of and vote the Nevtah securities acquired.

     During the last five (5) years, the Instruction C Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Nevtah and RLK entered into a settlement agreement dated December 9, 1999 (the "RLK Settlement Agreement") in which Nevtah agreed to issue shares of its common stock at $0.40 per share as payment for debt and accrued interest on previous advances made by RLK to Nevtah in the amount of $294,200.00. Therefore, on December 9, 1999, Nevtah issued to RLK an aggregate of 735,500 shares of common stock. A copy of the RLK Settlement Agreement is filed herewith as Exhibit A.

     Nevtah and Kesonen entered into a settlement agreement dated December 9, 1999 (the "Kesonen Settlement Agreement") in which Nevtah agreed to issue shares of its common stock at $0.40 per share as payment for debt and accrued interest on previous advances made by Kesonen to Nevtah in the amount of $42,800. Therefore, on December 9, 1999, Nevtah issued to Kesonen an aggregate of 107,000 shares of common stock. A copy of the Kesonen Settlement Agreement is filed herewith as Exhibit B.

     On December 14, 1999, Daniel Kesonen exercised his stock options under the Non-Qualified Stock Option Plan to purchase 400,000 shares of Common Stock at $0.40 per share. Nevtah issued the 400,000 shares of Common Stock as a result of the exercise of stock options by Kesonen in accordance with the provisions of a settlement agreement dated December 14, 1999 (the "1999 Debt Settlement Agreement"), in which Nevtah agreed to issue such shares without payment of the exercise price by Kesonen as settlement of an aggregate debt of $160,000. The debt was incurred by Nevtah as a result of advances made by Kesonen during fiscal year 1999. A copy of the Settlement Agreement is filed herewith as Exhibit C.

     On July 3, 2000, Daniel Kesonen exercised his stock options under the Non-Qualified Stock Option Plan to purchase 600,000 shares of Common Stock at $0.40 per share. Nevtah issued the 600,000 shares of Common Stock as a result of the exercise of stock options by Kesonen in accordance with the provisions of a settlement agreement dated July 3, 2000 (the 2000 Debt Settlement Agreement"), in which Nevtah agreed to issue such shares without payment of the exercise price by Kesonen as settlement of an aggregate debt of $240,000. The debt was incurred by Nevtah as a result of advances made by Kesonen during fiscal year 1999. A copy of the Settlement Agreement is filed herewith as Exhibit D.

ITEM 4. PURPOSE OF TRANSACTION

     The transactions described herein were undertaken for the purpose of satisfaction of debt and accrued interest on previous advances made by Kesonen and RLK to Nevtah as follows:

     (i) Nevtah and RLK entered into the RLK Settlement Agreement dated December 9, 1999 whereby RLK agreed to settle the debt of $294,200.00 owed to it by Nevtah and accept the issuance of restricted shares of common stock of Nevtah at the rate of $0.40 per share as settlement for debt and accrued interest on previous advances due and outstanding to RLK as of the date of the RLK Settlement Agreement.

     (ii) Nevtah and Kesonen entered into the Kesonen Settlement Agreement dated December 9, 1999 whereby Kesonen agreed to settle the debt of $42,800.00 owed to him by Nevtah and accept the issuance of restricted common shares of Nevtah at the rate of $0.40 per share as settlement for debt and accrued interest on previous advances due and outstanding to Kesonen as of the date of the Settlement Agreement.

     (iii) Nevtah and Kesonen entered into the 1999 Debt Settlement Agreement dated December 14, 1999 whereby Nevtah agreed to issue such shares without payment of the $0.40 per share price by Kesonen upon exercise of his stock options under the Non-Qualified Stock Option Plan as settlement of the debt and accrued interest of $160,000 owed to him by Nevtah on previous advances due and outstanding to Kesonen as of the date of the exercise of the stock options.

     (iv) Nevtah and Kesonen entered into the 2000 Debt Settlement Agreement dated July 3, 2000 whereby Nevtah agreed to issue such shares without payment of the $0.40 per share price by Kesonen upon exercise of his stock options under the Non-Qualified Stock Option Plan as settlement of the debt and accrued interest of $240,000 owed to him by Nevtah on previous advances due and outstanding to Kesonen as of the date of the exercise of the stock options.

     Pursuant to the instructions for items (a) through (j) of Item 4, Kesonen has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Kesonen has acquired, either individually or through RLK, 1,842,500 shares of restricted common stock of Nevtah. Kesonen may consider the acquisition of additional securities of Nevtah, the issuer, but has no present plans or proposals to do so.

     (b) Kesonen has no present plans or proposals to cause a merger or effect a liquidation or reorganization of Nevtah or to enter into extraordinary corporate transactions.

     (c) Kesonen has no present plans or proposals to cause a sale or transfer of a material amount of assets of Nevtah.

     (d) Kesonen plans to exercise the voting rights associated with ownership of shares of common stock of Nevtah.

     (e) Kesonen has no present plans or proposals to cause a material change in the capitalization of Nevtah.

     (f) Kesonen has no present plans or proposals to make any other material change to the business or corporate structure of Nevtah.

     (g) Kesonen has no present plans or proposals to change Nevtah's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Nevtah by any person.

     (h) Kesonen has no present plans or proposals to cause Nevtah's common stock from not being quoted on the OTC Bulletin Board.

     (i) Kesonen has no present plans or proposal relating to a class of securities of Nevtah becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Kesonen does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on February 1, 2001, Cox beneficially owned 1,842,500 shares, either directly or indirectly through RLK (or approximately 8.4% of the outstanding shares) of Nevtah's common stock as follows:

                  Holder                                Number of Shares
                  ------                                ----------------

                  RLK International Group, Inc.             735,500
                  Daniel Kesonen                            107,000
                  Daniel Kesonen                            400,000
                  Daniel Kesonen                            400,000

                  Total                                   1,842,500

     (b) No Instruction C Person owns any other common or preferred shares of Nevtah. Kesonen has sole power to vote or to direct the voting of the 1,842,500 common shares of Nevtah held either by Kesonen or RLK.

     (c) As of July 3, 2000, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Nevtah equity securities, other than the acquisitions described above, have been engaged in by Kesonen, or by any associates of said party, nor does the said party have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Kesonen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Settlement Agreement dated December 9, 1999 between Nevtah Capital Management Corporation and RLK International Group, Inc.

     (b) Settlement Agreement dated December 9, 1999 between Nevtah Capital Management Corporation and Daniel Kesonen.

     (c) Settlement Agreement dated December 14, 1999 between Nevtah Capital Management Corporation and Daniel Kesonen.

     (d) Settlement Agreement dated July 3, 2000 between Nevtah Capital Management Corporation and Daniel Kesonen.



SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 12, 2001                     /s/  Daniel Kesonen
-----------------------                     -----------------------------------
                                                 Daniel Kesonen


                                            RLK International Group, Inc.


Date: February 12, 2001                     By:  /s/  Daniel Kesonen
-----------------------                        --------------------------------
                                                      Daniel Kesonen, President

                            DEBT SETTLEMENT AGREEMENT


THIS AGREEMENT MADE this 3rd day of July, 2000

BETWEEN: RLK International Group Inc., at 716 - 4400 PGA Blvd., Palm Beach Gardens, Florida, USA 33410

               (hereinafter referred to as "the Creditor")
                                                               OF THE FIRST PART

AND: Nevtah Capital Management Corporation at 716 - 4400 PGA Blvd., Palm Beach Gardens, Florida, USA 33410

               (hereinafter referred to as "the Company")
                                                              OF THE SECOND PART

AND: Daniel P. Kesonen, at 716 - 4400 PGA Blvd., Palm Beach Gardens, Florida, USA 33410

               (hereinafter referred to as "Kesonen")
                                                               OF THE THIRD PART

WHEREAS:

A. the Company is indebted to the Creditor and the Creditor has agreed to accept payment of said indebtedness in the amount of $240,000 (the "Indebtedness") in shares of the Company as hereinafter set forth;

B.   the Company's assets are not sufficient to satisfy the Indebtedness;

C. the Company has granted Kesonen a 1,000,000 share stock option at a deemed price of $0.40 per share;

D.   the Creditor is a company owned 100% by Kesonen;

E. the Creditor and Kesonen have agreed to accept the issuance of 600,000 restricted option shares ("Shares") on behalf of Kesonen in the capital stock of the Company at a deemed price of $0.40 per Share in full discharge and complete satisfaction of the Indebtedness and to hereby grant the Company a release on receipt of the Shares.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the sum of $1.00 paid by one part to each other (the receipt of which is hereby acknowledged) and other good and valuable consideration, the parties hereto agree as follows:

1. The Company shall forthwith cause its registrar and transfer agent to issue and deliver a certificate representing the Shares to Kesonen in full settlement and satisfaction of the Indebtedness to the Creditor at the address first above written.

2. The Company hereby covenants with the Creditor and Kesonen that it will deliver the Shares within 30 days of signing this Agreement.

3. The Creditor and Kesonen hereby covenants with the Company that they will accept the issuance and delivery of the Shares within 30 days of signing this Agreement in full settlement and satisfaction of the Indebtedness and hereby covenants to absolutely release and fully discharge the Company from the Indebtedness.

4. The Creditor and Kesonen represents and warrants to the Company and covenants with the Company that:

     (a) if a corporation, it is a corporation duly incorporated and existing under the laws of its incorporation jurisdiction and as at the date of this Agreement has the power and capacity to own the Shares, to enter into this Agreement and to carry out its terms and conditions to the full extent;

     (b) if a corporation, the acceptance of the Shares in lieu of payment has been validly authorized by all necessary corporate acts;

     (c) Kesonen represents that the Shares acquired hereby are being acquired for investment and not with a view towards, or for resale in connection with, any distribution within the meaning of the Securities Act of 1933, as amended (the "Act"). By such representations, Kesonen means that he is acquiring the Shares for his own account for investment and that no one else has any beneficial interest or ownership in the Shares nor are the Shares subject to any pledge or lien. Further, Kesonen understand that the Shares will not be registered under the Act by reason of a specific exemption provided therein, the availability of which depends upon the bona fide nature of the investment intent as expressed herein;

     (d) if Kesonen is a resident of the United States, that Kesonen is either an accredited investor, as that term is defined in Rule 501 of Regulation D promulgated under the Act, or is, by virtue of his net worth and investment experience, or by virtue of consultation with or advice from a person who is not a promoter of the Company and is a registered adviser or registered dealer, able to evaluate the merits of the investment in the Shares based upon information requested of or presented by the Company;

     (e) Kesonen acknowledges and represents that the Company has never been profitable, has not generated significant revenues and may never do so, and the Company may issue additional Shares pursuant to similar debt settlement agreements or loan agreements or the outright sale of Shares, all of which might have the effect of diluting the percentage of ownership represented herein;

     (f) Kesonen acknowledges and represents that at present the Company has had limited business operations and that no assurance can be given concerning the prospect for such operations in the future, that this investment is highly speculative, and that he can afford the loss of his entire investment in the Shares without affecting his ability to live or his life style;

     (g) Kesonen acknowledges and represents that he has had full and complete opportunity to ask questions of and receive answers from the Company's officers, directors and representatives concerning the Company and its present and/or proposed business and operations, which is sufficient to allow for a proper evaluation of the risks and merits of this investment;

     (h) Kesonen is aware that the Shares are not being registered under the Securities Act of 1933, as amended (the "Securities Act"). Kesonen understands that the Shares are being issued in reliance on the exemption from registration provided by Section 4(2) thereunder. Kesonen represents and warrants that: (a) the Shares are being acquired solely for Kesonen's own account, for investment purposes only, and not with a view to or in connection with, any resale, distribution, subdivision or fractionalization thereof; and (b) Kesonen has no agreement or other arrangement, formal or informal, with any person to sell, transfer or pledge any of the Shares or which would guarantee to Kesonen any profit, or protect Kesonen against any loss with respect to the Shares, and Kesonen has no plans to enter into any such agreement or arrangement. Kesonen understands that it may be required to bear the economic risk of this investment for an indefinite period of time because there is currently no trading market for the Shares, and the Shares cannot be resold or otherwise transferred unless applicable securities laws are complied with (which the Company is not obligated to do) or exemptions therefrom are available;

     (i) prior to any proposed sale or transfer for value of any or all of the Shares received by Kesonen hereunder, Kesonen shall give written notice to the Company containing such information as the Company or its counsel may request to enable counsel for the Company to determine whether registration is required in connection with such transfer. Kesonen shall not effect such proposed transfer without prior written consent of the Company. In this regard, Kesonen understands that the Company may, from time to time, make stop transfer notations in the Company's records to ensure compliance, in connection with any proposed transfer of the Shares, with the Securities Act;

     (j) Kesonen understands that the Shares have not been registered under the Secur ities Act and must be held until the Shares have been subsequently registered under the Securities Act or an exemption from such registration is available. Kesonen further understands that any routine sales of the Shares made in reliance upon Rule 144 can be made only in limited amounts in accordance with the terms and conditions of the rule and, in case of Shares to which that rule is not applicable, compliance with Regulation A or some other exemption or registration under the Securities Act must be made. Kesonen understands that if all requirements of Rule 144 are not met, Kesonen will not be able to make sales pursuant to Rule 144. Further, Kesonen represents that he understands that Rule 144 has several conditions to its availability, including a minimum one (1) year holding period, the requirement that current information concerning the Company be available, the requirement that the manner of sale requirements set forth in Rule 144 be observed, and other conditions;

     (k) Kesonen understands that, if applicable, each certificate representing the Shares will bear a legend in substantially the following form:

          THE CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND THE RULES AND REGULATIONS THEREUNDER. THEY HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TOWARDS DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

5.   The Company represents and covenants, as the case may be, that:

     (a) it is duly incorporated and validly existing under the laws of the State of Nevada, USA;

     (b) it has all necessary corporate authority to enter into this Agreement and to effect the issuance of the Shares agreed to hereby.

6. Kesonen further acknowledges that any resale of shares shall comply with all US Securities laws.

7.   Time is of the essence of this Agreement.

8. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

AGREED TO AND ACCEPTED this 3rd day of July, 2000.


By:  /s/
-------------------------------------
          RLK International Group Inc.
          Authorized Signatory


By:  /s/
-------------------------------------
          Nevtah Capital Management Corporation
          Authorized Signatory


By:  /s/
-------------------------------------
          Daniel P. Kesonen

                            DEBT SETTLEMENT AGREEMENT


THIS AGREEMENT MADE this 14th day of December, 1999

BETWEEN: RLK International Group Inc., at 716 - 4400 PGA Blvd., Palm Beach Gardens, Florida, USA 33410

               (hereinafter referred to as "the Creditor")
                                                               OF THE FIRST PART

AND: Nevtah Capital Management Corporation at 716 - 4400 PGA Blvd., Palm Beach Gardens, Florida, USA 33410

               (hereinafter referred to as "the Company")
                                                              OF THE SECOND PART

AND: Daniel P. Kesonen, at 716 - 4400 PGA Blvd., Palm Beach Gardens, Florida, USA 33410

               (hereinafter referred to as "Kesonen")
                                                               OF THE THIRD PART

WHEREAS:

A. the Company is indebted to the Creditor and the Creditor has agreed to accept payment of said indebtedness in the amount of $160,000 (the "Indebtedness") in shares of the Company as hereinafter set forth;

B.   the Company's assets are not sufficient to satisfy the Indebtedness;

C. the Company has granted Kesonen a 1,000,000 share stock option at a deemed price of $0.40 per share;

D.   the Creditor is a company owned 100% by Kesonen;

E. the Creditor and Kesonen have agreed to accept the issuance of 400,000 restricted option shares ("Shares") on behalf of Kesonen in the capital stock of the Company at a deemed price of $0.40 per Share in full discharge and complete satisfaction of the Indebtedness and to hereby grant the Company a release on receipt of the Shares.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the sum of $1.00 paid by one part to each other (the receipt of which is hereby acknowledged) and other good and valuable consideration, the parties hereto agree as follows:

1. The Company shall forthwith cause its registrar and transfer agent to issue and deliver a certificate representing the Shares to Kesonen in full settlement and satisfaction of the Indebtedness to the Creditor at the address first above written.

2. The Company hereby covenants with the Creditor and Kesonen that it will deliver the Shares within 30 days of signing this Agreement.

3. The Creditor and Kesonen hereby covenants with the Company that they will accept the issuance and delivery of the Shares within 30 days of signing this Agreement in full settlement and satisfaction of the Indebtedness and hereby covenants to absolutely release and fully discharge the Company from the Indebtedness.

4. The Creditor and Kesonen represents and warrants to the Company and covenants with the Company that:

     (a) if a corporation, it is a corporation duly incorporated and existing under the laws of its incorporation jurisdiction and as at the date of this Agreement has the power and capacity to own the Shares, to enter into this Agreement and to carry out its terms and conditions to the full extent;

     (b) if a corporation, the acceptance of the Shares in lieu of payment has been validly authorized by all necessary corporate acts;

     (c) Kesonen represents that the Shares acquired hereby are being acquired for investment and not with a view towards, or for resale in connection with, any distribution within the meaning of the Securities Act of 1933, as amended (the "Act"). By such representations, Kesonen means that he is acquiring the Shares for his own account for investment and that no one else has any beneficial interest or ownership in the Shares nor are the Shares subject to any pledge or lien. Further, Kesonen understand that the Shares will not be registered under the Act by reason of a specific exemption provided therein, the availability of which depends upon the bona fide nature of the investment intent as expressed herein;

     (d) if Kesonen is a resident of the United States, that Kesonen is either an accredited investor, as that term is defined in Rule 501 of Regulation D promulgated under the Act, or is, by virtue of his net worth and investment experience, or by virtue of consultation with or advice from a person who is not a promoter of the Company and is a registered adviser or registered dealer, able to evaluate the merits of the investment in the Shares based upon information requested of or presented by the Company;

     (e) Kesonen acknowledges and represents that the Company has never been profitable, has not generated significant revenues and may never do so, and the Company may issue additional Shares pursuant to similar debt settlement agreements or loan agreements or the outright sale of Shares, all of which might have the effect of diluting the percentage of ownership represented herein;

     (f) Kesonen acknowledges and represents that at present the Company has had limited business operations and that no assurance can be given concerning the prospect for such operations in the future, that this investment is highly speculative, and that he can afford the loss of his entire investment in the Shares without affecting his ability to live or his life style;

     (g) Kesonen acknowledges and represents that he has had full and complete opportunity to ask questions of and receive answers from the Company's officers, directors and representatives concerning the Company and its present and/or proposed business and operations, which is sufficient to allow for a proper evaluation of the risks and merits of this investment;

     (h) Kesonen is aware that the Shares are not being registered under the Securities Act of 1933, as amended (the "Securities Act"). Kesonen understands that the Shares are being issued in reliance on the exemption from registration provided by Section 4(2) thereunder. Kesonen represents and warrants that: (a) the Shares are being acquired solely for Kesonen's own account, for investment purposes only, and not with a view to or in connection with, any resale, distribution, subdivision or fractionalization thereof; and (b) Kesonen has no agreement or other arrangement, formal or informal, with any person to sell, transfer or pledge any of the Shares or which would guarantee to Kesonen any profit, or protect Kesonen against any loss with respect to the Shares, and Kesonen has no plans to enter into any such agreement or arrangement. Kesonen understands that it may be required to bear the economic risk of this investment for an indefinite period of time because there is currently no trading market for the Shares, and the Shares cannot be resold or otherwise transferred unless applicable securities laws are complied with (which the Company is not obligated to do) or exemptions therefrom are available;

     (i) prior to any proposed sale or transfer for value of any or all of the Shares received by Kesonen hereunder, Kesonen shall give written notice to the Company containing such information as the Company or its counsel may request to enable counsel for the Company to determine whether registration is required in connection with such transfer. Kesonen shall not effect such proposed transfer without prior written consent of the Company. In this regard, Kesonen understands that the Company may, from time to time, make stop transfer notations in the Company's records to ensure compliance, in connection with any proposed transfer of the Shares, with the Securities Act;

     (j) Kesonen understands that the Shares have not been registered under the Securities Act and must be held until the Shares have been subsequently registered under the Securities Act or an exemption from such registration is available. Kesonen further understands that any routine sales of the Shares made in reliance upon Rule 144 can be made only in limited amounts in accordance with the terms and conditions of the rule and, in case of Shares to which that rule is not applicable, compliance with Regulation A or some other exemption or registration under the Securities Act must be made. Kesonen understands that if all requirements of Rule 144 are not met, Kesonen will not be able to make sales pursuant to Rule 144. Further, Kesonen represents that he understands that Rule 144 has several conditions to its availability, including a minimum one (1) year holding period, the requirement that current information concerning the Company be available, the requirement that the manner of sale requirements set forth in Rule 144 be observed, and other conditions;

     (k) Kesonen understands that, if applicable, each certificate representing the Shares will bear a legend in substantially the following form:

          THE CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND THE RULES AND REGULATIONS THEREUNDER. THEY HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TOWARDS DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

5.   The Company represents and covenants, as the case may be, that:

     (a) it is duly incorporated and validly existing under the laws of the State of Nevada, USA;

     (b) it has all necessary corporate authority to enter into this Agreement and to effect the issuance of the Shares agreed to hereby.

6. Kesonen further acknowledges that any resale of shares shall comply with all US Securities laws.

7.   Time is of the essence of this Agreement.

8. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

AGREED TO AND ACCEPTED this 14th day of December, 1999.


By:  /s/
---------------------------------------
          RLK International Group Inc.
          Authorized Signatory

By:  /s/
---------------------------------------
          Nevtah Capital Management Corporation
          Authorized Signatory

By:  /s/
--------------------------------
          Daniel P. Kesonen

                            DEBT SETTLEMENT AGREEMENT


THIS AGREEMENT MADE this 9th day of December, 1999.

BETWEEN: Daniel P. Kesonen of 716, 4400 PGA Blvd., Palm Beach Gardens, Florida USA 33410

               (hereinafter referred to as "the Creditor")
                                                               OF THE FIRST PART

AND: Nevtah Capital Management Corporation at 716 - 4400 PGA Blvd., Palm Beach Gardens, Florida, USA 33410

               (hereinafter referred to as "the Company")
                                                              OF THE SECOND PART

WHEREAS:

A. the Company is indebted to the Creditor and the Creditor has agreed to accept payment of said indebtedness in the amount of Forty Two Thousand and Eight Hundred Dollars ($42,800.00) (the "Indebtedness") in shares of the Company as hereinafter set forth;

B.   the Company's assets are not sufficient to satisfy the Indebtedness;

C. the Creditor has agreed to accept the issuance of One Hundred and Seven Thousand (107,000) shares ("Shares") in the capital stock of the Company at a deemed price of Forty Cents ($0.40) per Share in full discharge and complete satisfaction of the Indebtedness and to hereby grant the Company a release on receipt of the Shares.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the sum of $1.00 paid by one part to each other (the receipt of which is hereby acknowledged) and other good and valuable consideration, the parties hereto agree as follows:

1. The Company shall forthwith cause its registrar and transfer agent to issue and deliver a certificate representing the Shares to the Creditor in full settlement and satisfaction of the Indebtedness to the Creditor at the address first above written.

2. The Company hereby covenants with the Creditor that it will deliver the Shares within 30 days of signing this Agreement.

3. The Creditor hereby covenants with the Company that they will accept the issuance and delivery of the Shares within 30 days of signing this Agreement in full settlement and satisfaction of the Indebtedness and hereby covenants to absolutely release and fully discharge the Company from the Indebtedness.

4. The Creditor represents and warrants to the Company and covenants with the Company that:

     (a) if a corporation, it is a corporation duly incorporated and existing under the laws of its incorporation jurisdiction and as at the date of this Agreement has the power and capacity to own the Shares, to enter into this Agreement and to carry out its terms and conditions to the full extent;

     (b) if a corporation, the acceptance of the Shares in lieu of payment has been validly authorized by all necessary corporate acts;

     (c) the Creditor represents that the Shares acquired hereby are being acquired for investment and not with a view towards, or for resale in connection with, any distribution within the meaning of the Securities Act of 1933, as amended (the "Act"). By such representations, the Creditor means that he is acquiring the Shares for his own account for investment and that no one else has any beneficial interest or ownership in the Shares nor are the Shares subject to any pledge or lien. Further, the Creditor understands that the Shares will not be registered under the Act by reason of a specific exemption provided therein, the availability of which depends upon the bona fide nature of the investment intent as expressed herein;

     (d) if the Creditor is a resident of the United States, that the Creditor is either an accredited investor, as that term is defined in Rule 501 of Regulation D promulgated under the Act, or is, by virtue of his net worth and investment experience, or by virtue of consultation with or advice from a person who is not a promoter of the Company and is a registered adviser or registered dealer, able to evaluate the merits of the investment in the Shares based upon information requested of or presented by the Company;

     (e) the Creditor acknowledges and represents that the Company has never been profitable, has not generated significant revenues and may never do so, and the Company may issue additional Shares pursuant to similar debt settlement agreements or loan agreements or the outright sale of Shares, all of which might have the effect of diluting the percentage of ownership represented herein;

     (f) the Creditor acknowledges and represents that at present the Company has had limited business operations and that no assurance can be given concerning the prospect for such operations in the future, that this investment is highly speculative, and that he can afford the loss of his entire investment in the Shares without affecting his ability to live or his life style;

     (g) the Creditor acknowledges and represents that he has had full and complete opportunity to ask questions of and receive answers from the Company's officers, directors and representatives concerning the Company and its present and/or proposed business and operations, which is sufficient to allow for a proper evaluation of the risks and merits of this investment;

     (h) the Creditor is aware that the Shares are not being registered under the Securities Act of 1933, as amended (the "Securities Act"). The Creditor understands that the Shares are being issued in reliance on the exemption from registration provided by Section 4(2) thereunder. The Creditor represents and warrants that: (a) the Shares are being acquired solely for Creditor's own account, for investment purposes only, and not with a view to or in connection with, any resale, distribution, subdivision or fractionalization thereof; and (b) the Creditor has no agreement or other arrangement, formal or informal, with any person to sell, transfer or pledge any of the Shares or which would guarantee to the Creditor any profit, or protect Creditor against any loss with respect to the Shares, and the Creditor has no plans to enter into any such agreement or arrangement. The Creditor understands that it may be required to bear the economic risk of this investment for an indefinite period of time because there is currently no trading market for the Shares, and the Shares cannot be resold or otherwise transferred unless applicable securities laws are complied with (which the Company is not obligated to do) or exemptions therefrom are available;

     (i) prior to any proposed sale or transfer for value of any or all of the Shares received by Creditor hereunder, the Creditor shall give written notice to the Company containing such information as the Company or its counsel may request to enable counsel for the Company to determine whether registration is required in connection with such transfer. The Creditor shall not effect such proposed transfer without prior written consent of the Company. In this regard, the Creditor understands that the Company may, from time to time, make stop transfer notations in the Company's records to ensure compliance, in connection with any proposed transfer of the Shares, with the Securities Act;

     (j) the Creditor understands that the Shares have not been registered under the Securities Act and must be held until the Shares have been subsequently registered under the Securities Act or an exemption from such registration is available. The Creditor further understands that any routine sales of the Shares made in reliance upon Rule 144 can be made only in limited amounts in accordance with the terms and conditions of the rule and, in case of Shares to which that rule is not applicable, compliance with Regulation A or some other exemption or registration under the Securities Act must be made. The Creditor understands that if all requirements of Rule 144 are not met, the Creditor will not be able to make sales pursuant to Rule 144. Further, the Creditor represents that he understands that Rule 144 has several conditions to its availability, including a minimum one (1) year holding period, the requirement that current information concerning the Company be available, the requirement that the manner of sale requirements set forth in Rule 144 be observed, and other conditions;

     (k) the Creditor understands that, if applicable, each certificate representing the Shares will bear a legend in substantially the following form:

          THE CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND THE RULES AND REGULATIONS THEREUNDER. THEY HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TOWARDS DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

5.   The Company represents and covenants, as the case may be, that:

          (a) it is duly incorporated and validly existing under the laws of the State of Nevada, USA;

          (b) it has all necessary corporate authority to enter into this Agreement and to effect the issuance of the Shares agreed to hereby.

6. The Creditor further acknowledges that any resale of shares shall comply with all US Securities laws.

7.   Time is of the essence of this Agreement.

8. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

AGREED TO AND ACCEPTED this 9th, day of December, 1999.



By:  /s/
-----------------------------------
          Daniel P. Kesonen



By:  /s/
-----------------------------------
          Nevtah Capital Management
          Corporation

                            DEBT SETTLEMENT AGREEMENT


THIS AGREEMENT MADE this 9th day of December, 1999.

BETWEEN: RLK International Group Inc. of 716, 4400 PGA Blvd., Palm Beach Gardens, Florida USA 33410

               (hereinafter referred to as "the Creditor")
                                                               OF THE FIRST PART

AND: Nevtah Capital Management Corporation at 716 - 4400 PGA Blvd., Palm Beach Gardens, Florida, USA 33410

               (hereinafter referred to as "the Company")
                                                              OF THE SECOND PART

WHEREAS:

A. the Company is indebted to the Creditor and the Creditor has agreed to accept payment of said indebtedness in the amount of Two Hundred Ninety Four Thousand and Two Hundred Dollars ($294,200.00) (the "Indebtedness") in shares of the Company as hereinafter set forth;

B.   the Company's assets are not sufficient to satisfy the Indebtedness;

C. the Creditor has agreed to accept the issuance of Seven Hundred Thirty Five Thousand and Five Hundred (735,500) shares ("Shares") in the capital stock of the Company at a deemed price of Forty Cents ($0.40) per Share in full discharge and complete satisfaction of the Indebtedness and to hereby grant the Company a release on receipt of the Shares.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the sum of $1.00 paid by one part to each other (the receipt of which is hereby acknowledged) and other good and valuable consideration, the parties hereto agree as follows:

1. The Company shall forthwith cause its registrar and transfer agent to issue and deliver a certificate representing the Shares to the Creditor in full settlement and satisfaction of the Indebtedness to the Creditor at the address first above written.

2. The Company hereby covenants with the Creditor that it will deliver the Shares within 30 days of signing this Agreement.

3. The Creditor hereby covenants with the Company that they will accept the issuance and delivery of the Shares within 30 days of signing this Agreement in full settlement and satisfaction of the Indebtedness and hereby covenants to absolutely release and fully discharge the Company from the Indebtedness.

4. The Creditor represents and warrants to the Company and covenants with the Company that:

     (a) if a corporation, it is a corporation duly incorporated and existing under the laws of its incorporation jurisdiction and as at the date of this Agreement has the power and capacity to own the Shares, to enter into this Agreement and to carry out its terms and conditions to the full extent;

     (b) if a corporation, the acceptance of the Shares in lieu of payment has been validly authorized by all necessary corporate acts;

     (c) the Creditor represents that the Shares acquired hereby are being acquired for investment and not with a view towards, or for resale in connection with, any distribution within the meaning of the Securities Act of 1933, as amended (the "Act"). By such representations, the Creditor means that he is acquiring the Shares for his own account for investment and that no one else has any beneficial interest or ownership in the Shares nor are the Shares subject to any pledge or lien. Further, the Creditor understands that the Shares will not be registered under the Act by reason of a specific exemption provided therein, the availability of which depends upon the bona fide nature of the investment intent as expressed herein;

     (d) if the Creditor is a resident of the United States, that the Creditor is either an accredited investor, as that term is defined in Rule 501 of Regulation D promulgated under the Act, or is, by virtue of his net worth and investment experience, or by virtue of consultation with or advice from a person who is not a promoter of the Company and is a registered adviser or registered dealer, able to evaluate the merits of the investment in the Shares based upon information requested of or presented by the Company;

     (e) the Creditor acknowledges and represents that the Company has never been profitable, has not generated significant revenues and may never do so, and the Company may issue additional Shares pursuant to similar debt settlement agreements or loan agreements or the outright sale of Shares, all of which might have the effect of diluting the percentage of ownership represented herein;

     (f) the Creditor acknowledges and represents that at present the Company has had limited business operations and that no assurance can be given concerning the prospect for such operations in the future, that this investment is highly speculative, and that he can afford the loss of his entire investment in the Shares without affecting his ability to live or his life style;

     (g) the Creditor acknowledges and represents that he has had full and complete opportunity to ask questions of and receive answers from the Company's officers, directors and representatives concerning the Company and its present and/or proposed business and operations, which is sufficient to allow for a proper evaluation of the risks and merits of this investment;

     (h) the Creditor is aware that the Shares are not being registered under the Securities Act of 1933, as amended (the "Securities Act"). The Creditor understands that the Shares are being issued in reliance on the exemption from registration provided by Section 4(2) thereunder. The Creditor represents and warrants that: (a) the Shares are being acquired solely for Creditor's own account, for investment purposes only, and not with a view to or in connection with, any resale, distribution, subdivision or fractionalization thereof; and (b) the Creditor has no agreement or other arrangement, formal or informal, with any person to sell, transfer or pledge any of the Shares or which would guarantee to the Creditor any profit, or protect Creditor against any loss with respect to the Shares, and the Creditor has no plans to enter into any such agreement or arrangement. The Creditor understands that it may be required to bear the economic risk of this investment for an indefinite period of time because there is currently no trading market for the Shares, and the Shares cannot be resold or otherwise transferred unless applicable securities laws are complied with (which the Company is not obligated to do) or exemptions therefrom are available;

     (i) prior to any proposed sale or transfer for value of any or all of the Shares received by Creditor hereunder, the Creditor shall give written notice to the Company containing such information as the Company or its counsel may request to enable counsel for the Company to determine whether registration is required in connection with such transfer. The Creditor shall not effect such proposed transfer without prior written consent of the Company. In this regard, the Creditor understands that the Company may, from time to time, make stop transfer notations in the Company's records to ensure compliance, in connection with any proposed transfer of the Shares, with the Securities Act;

     (j) the Creditor understands that the Shares have not been registered under the Securities Act and must be held until the Shares have been subsequently registered under the Securities Act or an exemption from such registration is available. The Creditor further understands that any routine sales of the Shares made in reliance upon Rule 144 can be made only in limited amounts in accordance with the terms and conditions of the rule and, in case of Shares to which that rule is not applicable, compliance with Regulation A or some other exemption or registration under the Securities Act must be made. The Creditor understands that if all requirements of Rule 144 are not met, the Creditor will not be able to make sales pursuant to Rule 144. Further, the Creditor represents that he understands that Rule 144 has several conditions to its availability, including a minimum one (1) year holding period, the requirement that current information concerning the Company be available, the requirement that the manner of sale requirements set forth in Rule 144 be observed, and other conditions;

     (k) the Creditor understands that, if applicable, each certificate representing the Shares will bear a legend in substantially the following form:

          THE CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND THE RULES AND REGULATIONS THEREUNDER. THEY HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TOWARDS DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

5.   The Company represents and covenants, as the case may be, that:

     (a) it is duly incorporated and validly existing under the laws of the State of Nevada, USA;

     (b) it has all necessary corporate authority to enter into this Agreement and to effect the issuance of the Shares agreed to hereby.

6. The Creditor further acknowledges that any resale of shares shall comply with all US Securities laws.

7.   Time is of the essence of this Agreement.

8. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.


AGREED TO AND ACCEPTED this 9th, day of December, 1999.



By:  /s/
-----------------------------------------
          R.L.K. International Group Inc.



By:  /s/
-----------------------------------------
          Nevtah Capital Management
          Corporation